UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No._)*

OneStream, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

68278B107

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68278B107	SCHEDULE 13G	Page 2 of 6

1.	Names of Reporting Persons William A. Koefoed
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐(b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 1,845,500 (1), (2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,845,500 (1), (2)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,845,500 (1), (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 6.1% (3)
12.	Type of Reporting Person (See Instructions) IN

(1) Consists of (i) 1,270,924 shares of Class D common stock, par value $0.0001 per share (“Class D Common Stock”), held by Blazing Elk Management I, Inc., of which Mr. Koefoed is a partial owner and maintains control, issuable upon redemption or exchange of Common Units of OneStream Software LLC (“Common Units”), together with the cancellation of an equal number of shares of Class C common stock, par value $0.0001 per share (“Class C Common Stock”); (ii) 175,125 shares of Class D Common Stock held of record by Blazing Elk Management II, Inc., of which Mr. Koefoed is a partial owner and maintains control, issuable upon redemption or exchange of Common Units, together with the cancellation of an equal number of shares of Class C Common Stock; and (iii) 399,451 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”) subject to options that are vested and exercisable within 60 days of September 30, 2024.

(2) Assumes conversion of Class D Common Stock beneficially owned by Mr. Koefoed, which shares are issuable upon redemption or exchange of Common Units, into Class A Common Stock. Each share of Class D Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. In addition, each share of Class D Common Stock will convert automatically into one share of Class A Common Stock upon the earlier of (i) any transfer, whether or not for value, except for certain transfers exempted by the Issuer’s amended and restated certificate of incorporation, (ii) death or incapacity (if the holder is a natural person), and (iii) the first trading day following the seventh anniversary of the Issuer’s initial public offering.

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(3) Based on the quotient obtained by dividing (a) the aggregate amount beneficially owned by Mr. Koefoed as set forth in Row 9 by (b) the sum of (i) 28,301,729 shares of Class A Common Stock outstanding as of October 31, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the Securities and Exchange Commission on November 7, 2024 (the “Form 10-Q”); (ii) 1,446,049 shares of Class D Common Stock issuable upon redemption or exchange of the Common Units; and (iii) 399,451 shares of Class A Common Stock subject to options that are vested and exercisable within 60 days of September 30, 2024. The aggregate number of shares of Class D Common Stock beneficially owned by Mr. Koefoed, which are issuable upon redemption or exchange of Common Units, as set forth in clause (ii) of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of Mr. Koefoed.

CUSIP No. 68278B107	SCHEDULE 13G	Page 4 of 6

Item 1(a). Name of Issuer:

OneStream, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

191 N. Chester Street

Birmingham, Michigan 48009

Item 2(a). Name of Person Filing:

This statement is filed by William A. Koefoed, also referred to herein as the “Reporting Person.”

Item 2(b). Address of Principal Business Office or, if None, Residence:

c/o OneStream, Inc.

191 N. Chester Street

Birmingham, Michigan 48009

Item 2(c). Citizenship:

See response to Item 4 on the cover page.

Item 2(d). Title of Class of Securities:

Class A common stock, $0.0001 par value per share

Item 2(e). CUSIP Number:

68278B107

Item 3. If this statement is filed pursuant to 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4. Ownership.

(a)
Amount beneficially owned:

See response to Item 9 on the cover page hereto.

(b)
Percent of class:

See response to Item 11 on the cover page hereto.

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(c)
Number of shares as to which the person has:
(i)
Sole power to vote or to direct the vote:

See response to Item 5 on the cover page hereto.

(ii)
Shared power to vote or to direct the vote:

See response to Item 6 on the cover page hereto.

(iii)
Sole power to dispose or to direct the disposition of:

See response to Item 7 on the cover page hereto.

(iv)
Shared power to dispose or to direct the disposition of:

See response to Item 8 on the cover page hereto.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

CUSIP No. 68278B107	SCHEDULE 13G	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2024

/s/ William A. Koefoed
Name: William A. Koefoed